

41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

RECEIVED

Ref. No. TC 042/2009

February 6, 2009


**SUPPL**

'09 MAR -5 A 8: 22

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:    International Corporate Finance Office

**09045457**

Re:        Information Filing to the Stock Exchange of Thailand of Thaicom Public Company
           Limited

TO WHOM IT MAY CONCERN     *Shin Satellite Public Co Ltd*

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company")
(**File No. 82-4527**), the information described below is enclosed for your attention.

♦  **Stock Exchange of Thailand Filing,  TC-CP 004/2009**

   Subject:    Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in January
               2009.

   Date:       February 6, 2009

The supplement information is provided with respect to the Company's request for exemption under
Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will
not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the
Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of
such documents and information shall constitute an admission for any purpose that this Company is
subject to the Exchange Act.

*Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed
return receipt copy of this letter and returning it to the Corporate Communications by fax at (662)
591-0724 attention Ms. Tanyapas Chuaychoo.*

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at
(662) 596-5072 or by emailing tanyapasc@thaicom.net.

Thank you for your attention in this matter.

**PROCESSED**
MAR 0 9 2009
**THOMSON REUTERS**

3/5

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.
Enclosure



TC-CP 004/2009

February 6, 2009

Subject:   Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in January 2009.

To:   The President
      The Stock Exchange of Thailand

THAICOM Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

| Details of ESOP | Grant III | Grant IV | Grant V |
|---|---|---|---|
| The number of  warrants (units) | 5,894,200 | 7,562,100 | 10,033,800 |
| Issuing Date | May 31, 2004 | May 31, 2005 | May 31, 2006 |
| Exercise Price (Baht/Share) | 13.913 | 16.441 | 11.87 |
| Exercise Ratio (warrant : ordinary share) | 1:1.02245 | | 1:1 |
| Maturity of Warrants | 5 years from the issuing date | | |

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant III, IV and V) in January 2009, as follows;

| Outstanding of ESOP | Grant III | Grant IV | Grant V |
|---|---|---|---|
| No. of exercised warrants in this month (units) | - | - | - |
| No. of remaining unexercised warrants (units) | 5,894,200 | 7,562,100 | 10,033,800 |
| No. of shares derived from this exercise (shares) | - | - | - |
| No. of remaining shares reserved for warrants (shares) | 6,026,200 | 7,732,100 | 10,058,800 |

